EXHIBIT 21

List of Subsidiaries

1.

Cord Partners Inc., a Florida corporation

2.

CorCell Companies Inc., a Nevada corporation

3.

CorCell Limited, a Nevada corporation

4.

CBA Professional Services, Inc. D/B/A BodyCells, Inc., a Florida corporation

5.

CBA Properties, Inc., a Florida corporation

6.

Career Channel Inc. D/B/A RainMakers International, a Florida corporation